Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 14 DATED NOVEMBER 22, 2022
TO THE PROSPECTUS DATED APRIL 7, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose a change in the class of common stock held by an affiliate of the Adviser.

We calculate our NAV and NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our board of directors, including a majority of our independent directors, has adopted revised valuation guidelines to, among other things, update the methodology to be used by the Adviser and our independent valuation advisors in connection with estimating the values of our private real estate-related debt for purposes of our NAV calculation. Our board, including a majority of our independent directors, appointed Chatham as our independent valuation advisor to value our private real estate-related debt. As a result, the disclosure in the Prospectus entitled “Net Asset Calculation and Valuation Guidelines” and all related disclosures in the Prospectus are updated as follows:

Within “Net Asset Calculation and Valuation Guidelines” on page 162 of the Prospectus, the first two paragraphs under the heading entitled “Our Independent Valuation Advisors” are replaced with the following:

One fundamental element of the valuation process, the valuation of our real properties, mortgage loans, loan participations and mezzanine loans and the real properties underlying such debt and the debt encumbering our real properties, is performed by our independent valuation advisors, Capright and Chatham, each of which is a valuation firm selected by the Adviser and approved by our board of directors, including a majority of our independent directors. Capright will value our real properties and Chatham will value our mortgage loans, loan participations and mezzanine loans as well as the property-level debt which encumbers our real properties and our entity-level debt. Capright and Chatham are engaged in the business of rendering opinions regarding the value of commercial real properties and real estate-related debt and are not affiliated with us or the Adviser.

The compensation we pay to our independent valuation advisors is based on the number of real properties we own or that underly real estate-related debt we hold, the number of mortgage loans, loan participations and mezzanine loans we hold and the number of property-level and entity-level debt instruments that encumber our real properties and is not based on the estimated values of these investments and debt. The Adviser, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows and diversifies. While our independent valuation advisors are responsible for providing the valuations described above, our independent valuation advisors are not responsible for, and do not calculate, our NAV. The Adviser is ultimately responsible for the determination of our NAV.

Within “Net Asset Calculation and Valuation Guidelines – Valuation of Investments” on page 164 of the Prospectus, the first paragraph appearing under the heading entitled “Valuation of Property-Level and Entity-Level Debt” is replaced with the following:

Chatham, one of our independent valuation advisors, will prepare quarterly valuations of the fair value of the property-level debt encumbering our real properties and our entity-level debt, which will be used in calculating our NAV. All debt will be valued using widely accepted methodologies specific to each type of debt. Newly incurred debt will initially be valued at par, which is expected to represent fair value at that time. All property-level or entity-level debt will be valued within the first three full months after closing and no less than quarterly thereafter. For additional information regarding the valuation of our debt and other liabilities, see “—Liabilities” below.

Within “Net Asset Calculation and Valuation Guidelines – Valuation of Real Estate-Related Assets” on page 165 of the Prospectus, the heading entitled “Private Real Estate-Related Assets” and the disclosure appearing thereunder are replaced with the following:

Private Real Estate-Related Assets

Investments in privately placed debt instruments and securities of real estate-related operating businesses (other than joint ventures), such as real estate development or management companies, will initially be valued by the Adviser at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs) and thereafter will be revalued at least quarterly at fair value. In evaluating the fair value of our interests in certain commingled investment vehicles (such as the Affiliated Funds), values periodically assigned to such interests by the respective issuers or broker-dealers may be relied upon. Our board of directors may retain additional independent valuation firms to assist with the valuation of our private real estate-related assets.

Within “Investment Objectives and Strategies – Valuation of Real Estate-Related Assets” on page 165 of the Prospectus, the heading entitled “Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans” and the disclosure appearing thereunder are replaced with the following:

Mortgage Loans, Participations in Mortgage Loans and Mezzanine Loans

Chatham, one of our independent valuation advisors, will prepare quarterly valuations of the mortgages, mortgage participations and mezzanine loans, which will be used in calculating our NAV. Mortgages and loans will initially be valued at acquisition cost in the quarter that they are closed and thereafter will be revalued by Chatham quarterly at fair value. Revaluations of mortgages and loans reflect the changes in value of the underlying real properties, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates.
Each valuation report prepared by Chatham is addressed solely to our company. Chatham’s valuation reports are not addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and do not constitute a recommendation to any person to purchase or sell shares of our common stock. In preparing its reports, Chatham will not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

Within “Net Asset Calculation and Valuation Guidelines” on page 167 of the Prospectus, the second paragraph appearing under the heading “NAV and NAV per Share Calculation” is replaced with the following:
Each class will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees and management fees. In accordance with the valuation guidelines, State Street will calculate our NAV per share for each class as of the last calendar day of each month using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our real properties based in part upon individual appraisal reports provided periodically by Capright, (2) our real estate-related securities for which third-party market quotes are available, (3) our other real estate-related securities, if any, (4) our property-level and entity-level debt based in part upon individual valuation reports provided periodically by Chatham, (5) our mortgages and loans based in part upon individual valuation reports provided periodically by Chatham and (6) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ. Operating Partnership units will be valued in the same fashion. Our valuation procedures include the following methodology to determine the monthly NAV of the Operating Partnership and the units. The Operating Partnership has classes of units that are each economically equivalent to our corresponding classes of shares. Accordingly, on the last day of each month, the NAV per Operating Partnership unit of such units equals the NAV per share of the corresponding class. To the extent the Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with these guidelines. The NAV of the Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.